FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

September 22, 2025.

Item 3.News Release

The news release (the “News Release”) was issued on September 22, 2025 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced warrant exercises of $10.9 million and debt conversions of $3.8 million.

Item 5.Full Description of Material Change

The Company announced the successful completion of a series of accelerated warrant exercises and conversions of debt to equity, which fortifies the Company’s balance sheet with an additional $10.9 million in gross proceeds and a concurrent $3.8 million reduction in total debt.

The following are the transactions which were executed subsequent to the Company’s published Q2 2025 Financial Statements:

1.Successfully raised $5.8 Million in incremental cash through the exercising of 898,277 warrants;

2.Raised an additional $5.1 Million proceeds from the issuance of new Convertible Notes to multiple accredited investors that were subsequently converted into common shares;

3.Converted $1.8 Million of pre-existing Convertible Notes into common shares;

4.Repaid $1.4 Million of Long-Term Debt following lenders exercising 214,915 warrants; and

5.Repaid $0.6 Million of Short-Term Debt via the issuance of shares.

The series of transactions were designed to deleverage the balance sheet and provide additional cash runway in support of the Company’s continued growth. To achieve this objective, the Company offered existing warrant holders and convertible loan holders a short-term reduction of the warrant exercise price and convertible loan conversion price of $ 6.50, representing a modest discount to the 90-day trading average. This resulted in the majority of warrants’ holders opting to exercise their rights and in lenders acting to convert their convertible notes. As a result, 1,113,192 warrants were exercised into 1,113,192 ordinary shares, $6.9 Million of convertible notes were converted into 1,058,261 ordinary shares and an additional 88,213 ordinary shares were issued in consideration of $0.6 Million short-term repayment.

Following this transaction, the Company has approximately $6.6 Million of Total Debt (Short Term debt of $3.6 Million, Long Term debt of $3 Million).

The gross proceeds from this transaction totalling $10.9 Million in cash will be used for capital expenditures linked to the building of new capacity, refinancing of remaining debt and working capital for general purposes.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

September 23, 2025.